(5/15) 0005-0055522 (18/11)

Financial Statements and

Supplemental Schedules

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

Years ended December 31, 1999 and 1998

with Report of Independent Auditors

Employer Identification #36-3919940

Plan #002

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 1999 and 1998

Contents

Report of Independent Auditors 1

Financial Statements

Statements of Assets Available for Benefits 2

Statements of Changes in Assets Available for Benefits 3

Notes to Financial Statements. 4

Supplemental Schedules

Schedule H, Line 4i Schedule of Assets Held

for Investment Purposes at End of Year 7

Schedule H, Line 4j Schedule of Reportable Transactions 8

Report of Independent Auditors

Plan Administrator

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

We have audited the accompanying statements of assets available for benefits of McWhorter Technologies, Inc. Employee Stock Ownership Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan  s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor  s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan  s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 12, 2000

Chicago, Illinois Ernst & Young LLP

EIN 36-3919940

Plan #002

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

Statements of Assets Available for Benefits

	December 31
	1999	1998

Assets
Cash	$ 2,789	$
Investments, at fair value:
Bank of America short term investment fund		506
McWhorter Technologies, Inc. common stock	4,910,976	5,544,099
Receivables:
Company contributions		65,158
Interest		53
Assets available for benefits	$4,913,765	$5,609,816

See accompanying notes.

EIN 36-3919940

Plan #002

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	1999	1998

Additions
Company contributions	$1,198,173	$ 857,861
Interest	10	475
Total additions	1,198,183	858,336

Deductions
Net realized and unrealized (depreciation) in fair value of investment in McWhorter Technologies, Inc. common stock	1,689,901	644,224
Distributions to participants	198,295	293,346
Administrative expenses	6,038	9,134
Total deductions	1,894,234	946,704
Net increase (decrease)	(696,051)	(88,368)
Assets available for benefits:
Beginning of year	5,609,816	5,698,184
End of year	$4,913,765	$5,609,816

See accompanying notes.

EIN 36-3919940

Plan #002

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

Notes to Financial Statements

Years ended December 31, 1999 and 1998

1. Description of Plan

The following description of the McWhorter Technologies, Inc. (Company) Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan  s provisions.

General

The Plan is a noncontributory employee stock ownership plan covering all full-time U.S. employees of the Company who (i) have at least one year of service and (ii) are age 21 or older.

Contributions

The Company contributes an amount equal to 4% of each participant  s compensation (as defined) to the Plan. Additional amounts may be contributed (up to a maximum of an additional 6% of each participant  s compensation) at the option of the Company  s board of directors.

Participants  Accounts

Each participant  s account is credited with the participant  s share of the Company  s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants  nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant  s account.

Vesting

A participant is 100% vested after five years of credited service.

Administrative Expenses

Administrative fees related to investment transactions and distributions to participants are paid by the Plan. All other administrative expenses of the Plan are paid by the Company.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installments over a future period.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan  s investment in McWhorter Technologies, Inc. common stock is stated at fair value (quoted market prices).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan  s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan  s assets available for benefits is as follows:

	1999	1998

McWhorter Technologies, Inc. common stock	$4,910,976	$5,544,099

4.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100% vested in their accounts.

5. Tax Status

The Internal Revenue Service ruled October 12, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Subsequent Event

On May 4, 2000, Eastman Chemical Company issued a tender offer to the shareholders of the Company to acquire the Company.

Supplemental Schedules

EIN 36-3919940

Plan #002

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

Schedule H, Line 4i Schedule of Assets Held

for Investment Purposes at End of Year

December 31, 1999

Description	Shares	Cost	Current Value

*McWhorter Technologies, Inc. common stock	306,734	$5,627,908	$4,910,976

*Indicates a party in interest to the Plan.

EIN 36-3919940

Plan #002

McWhorter Technologies, Inc.

Employee Stock Ownership Plan

Schedule H, Line 4j Schedule of Reportable Transactions

Year ended December 31, 1999

Description of Asset		Purchase Price	Sales Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) Series of transactions in excess of 5% of plan assets

McWhorter Technologies, Inc.	Common stock	$1,492,935		$$1,492,935	$1,492,935
			436,157	563,023	436,157	(126,866)

There were no category (i), (ii), or (iv) reportable transactions during 1999.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8
No. 35-75726) pertaining to the McWhorter Technologies, Inc. Employee Stock Ownership Plan of our report dated May 12, 2000, with respect to the financial statements and schedules of the McWhorter Technologies, Inc. Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

June 23, 2000

Chicago, Illinois Ernst & Young LLP